[Letterhead of Neffs Bancorp, Inc.]

May 11, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

Attn.:	Perry Hindin, Esq. Special Counsel Office of Mergers and Acquisitions

	Re:	Neffs Bancorp, Inc. Schedule 13E-3 Filed on April 11, 2011 File No. 5-86176 Preliminary Proxy Statement Filed on April 8, 2011 File No. 0-32605

Dear Mr. Hindin:

In connection with the above-referenced filings by Neffs Bancorp, Inc. (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 11, 2011

Please contact our attorney, Ned Quint, at (202) 274-2007 if you have any questions.

Respectfully,

/s/ Kevin Schmidt
Kevin Schmidt
Vice President

cc:      Ned Quint, Esq.